UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Covol Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  223575 10 1
                         ------------------------------
                                 (CUSIP Number)


                               Richard T. O'Brien
                        PacifiCorp Group Holdings Company
                          700 NE Multnomah, Suite 1600
                             Portland, Oregon 97232
                           Telephone: (503) 731-2133
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                  March 4, 1998
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 2 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Group Holdings Company
      93-0866672
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              1,000,000
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH
                              1,000,000
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.85%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          2 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 3 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp
      93-0246090
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              1,000,000
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH
                              1,000,000
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.85%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          3 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 4 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Financial Services, Inc.
      93-0369681
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               1,000,000
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               1,000,000
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.85%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          4 of 8

PacifiCorp Group Holdings Company, a Delaware corporation ("PGHC") (formerly, PacifiCorp Holdings, Inc.), amends its statement on Schedule 13D ("Statement") pertaining to the common stock, $0.001 par value, of Covol Technologies, Inc., a Delaware corporation ("Covol"), which Statement was filed with the Securities and Exchange Commission on April 24, 1997 and amended February 3, 1998. This Amendment No. 2 ("Amendment") amends the Statement to report the conversion into 1,000,000 shares of common stock of Covol by PacifiCorp Financial Services, Inc., an Oregon corporation and a wholly owned subsidiary of PGHC ("PFS"), of the principal balance, $6,578,531.43 (including $107,941.96 extended on March 4, 1998), and accrued and unpaid interest, $313,526.61, owed to PFS by Covol pursuant to the Convertible Loan and Security Agreement, dated March 20, 1997, as amended December 12, 1997 (the "Loan Agreement"). The amounts outstanding under the Loan Agreement were converted into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein. PFS has taken the position that it is entitled to an additional 29,412 shares of common stock pursuant to adjustments provided in the Loan Agreement. Covol has taken the position that such adjustments are not provided for in the Loan Agreement. PFS and Covol are working to resolve the dispute. The loans under the Loan Agreement have been funded out of the working capital of PFS. PacifiCorp, an Oregon corporation ("PacifiCorp"), owning 100 percent of the outstanding voting securities of PGHC, and PFS join in this filing.


Item 2. Identity and Background

        The information set forth below amends and supplements the information included under Item 2 of the Statement:

        During the past five years, neither PacifiCorp, PGHC nor PFS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        For a current list of the executive officers and directors of PacifiCorp and PGHC, and of the directors and officers of PFS, along with the other information required to be furnished with respect to such executive officers and directors under this Item 2, see Exhibit 1, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

        The information set forth below amends and supplements the information included under Item 3 of the Statement:

        Pursuant to the Loan Agreement, PFS converted the principal balance, $6,578,531.43 (including $107,941.96 extended on March 4, 1998), and accrued and unpaid interest, $313,526.61, owed to PFS by Covol pursuant to the Loan Agreement into 1,000,000 shares of common stock of Covol. The amounts outstanding under the Loan Agreement were converted into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein. PFS has taken the position that it is entitled to an additional 29,412 shares of common stock pursuant to adjustments provided in the Loan Agreement. Covol has taken the position that such adjustments are not provided for in the Loan Agreement. PFS and Covol are working to resolve the dispute. The loans under the Loan Agreement have been funded out of the working capital of PFS.


                                                                          5 of 8

Item 4. Purpose of Transaction

        The information set forth below amends and supplements the information included under Item 4(a) of the Statement:

        Pursuant to the Loan Agreement, PFS converted the principal balance, $6,578,531.43 (including $107,941.96 extended on March 4, 1998), and accrued and unpaid interest, $313,526.61, owed to PFS by Covol pursuant to the Loan Agreement into 1,000,000 shares of common stock of Covol.

Item 5. Interest in Securities of the Issuer

        The information set forth below amends and supplements the information included under Item 5 of the Statement:

        (a) - (c) Pursuant to the Loan Agreement, PFS converted the principal balance, $6,578,531.43 (including $107,941.96 extended on March 4, 1998), and accrued and unpaid interest, $313,526.61, owed to PFS by Covol pursuant to the Loan Agreement into 1,000,000 shares of common stock of Covol. The aggregate number of shares of common stock of Covol beneficially owned by the persons named in response to Item 2, and the number of shares of common stock of Covol with respect to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on Exhibit 2, which is incorporated herein by reference. Except as described in this Schedule 13D, to the best knowledge of PacifiCorp, PGHC and PFS, none of the persons named in response to Item 2 above beneficially owns any shares of Covol common stock. Except as described in this Schedule 13D, neither PacifiCorp, PGHC, PFS, nor, to the best of their knowledge, any of the persons listed in Item 2 above has effected any transactions in Covol common stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.


Item 7. Material to be Filed as Exhibits

        Filed as exhibits hereto are the following:

        1 Directors and Officers of PacifiCorp, PacifiCorp Group Holdings Company and PacifiCorp Financial Services, Inc.

        2      Interest in Securities of Covol Technologies, Inc.


                                                                          6 of 8

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PACIFICORP GROUP HOLDINGS COMPANY


                                       By  WILLIAM E. PERESSINI
                                           -------------------------------------
                                           William E. Peressini
                                           Treasurer


                                       PACIFICORP FINANCIAL SERVICES, INC.


                                       By  WILLIAM E. PERESSINI
                                           -------------------------------------
                                           William E. Peressini
                                           Treasurer


                                       PACIFICORP


                                       By  WILLIAM E. PERESSINI
                                           -------------------------------------
                                           William E. Peressini
                                           Vice President and Treasurer

                                    Exhibit 1



                        DIRECTORS AND EXECUTIVE OFFICERS
              OF PACIFICORP GROUP HOLDINGS COMPANY, PACIFICORP AND
                       PACIFICORP FINANCIAL SERVICES, INC.


              (Note: footnote (*) appears at end of this Exhibit 1)



        The directors and executive officers of PacifiCorp Group Holdings
Company, PacifiCorp and PacifiCorp Financial Services, Inc. are as follows:

                        PacifiCorp Group Holdings Company
                        ---------------------------------

Name                                Title                       Principal Occupation
----                                -----                       --------------------
Frederick W. Buckman                Director                    President and Chief Executive
                                                                Officer of PacifiCorp, an electric
                                                                utility, 700 NE Multnomah, Suite
                                                                1600, Portland, Oregon 97232;
                                                                Chairman of Board of PacifiCorp
                                                                Group Holdings Company, 700
                                                                NE Multnomah, Suite 1600,
                                                                Portland, Oregon 97232

C. Todd Conover                     Director                    President and Chief Executive
                                                                Officer, The Vantage Company,
                                                                101 First Street, Suite 670, Los
                                                                Altos, California 94022

Nolan E. Karras                     Director                    Investment Advisor, The Karras
                                                                Company, Inc., an investment
                                                                advisory firm with offices at 4695
                                                                South 1900 West #3, Roy, Utah 84067

Richard T. O'Brien                  Director, President,        Senior Vice President and Chief
                                    Chief Executive Officer     Financial Officer of PacifiCorp*;
                                    and Chief Financial         Director, President, Chief
                                    Officer                     Executive Officer and Chief
                                                                Financial Officer of PacifiCorp
                                                                Group Holdings Company*; Director
                                                                and Senior Vice President of
                                                                PacifiCorp Financial Services,
                                                                Inc.*, 825 NE Multnomah, Suite 775,
                                                                Portland, Oregon 97232

Verl R. Topham                      Senior Vice President       Director, Senior Vice President
                                    and General Counsel         and General Counsel of PacifiCorp;
                                                                Senior Vice President and General
                                                                Counsel of PacifiCorp Group
                                                                Holdings Company*

Reynold Roeder                      Vice President, Finance     Vice President, Finance of
                                                                PacifiCorp Group Holdings
                                                                Company*, Vice President of
                                                                PacifiCorp Financial Services,
                                                                Inc.*

William E. Peressini                Treasurer                   Vice President and Treasurer of
                                                                PacifiCorp*; Treasurer of
                                                                PacifiCorp Group Holdings
                                                                Company*; Treasurer of
                                                                PacifiCorp Financial Services, Inc.

Sally A. Nofziger                   Secretary                   Vice President and Corporate
                                                                Secretary of PacifiCorp*; Secretary
                                                                of PacifiCorp Group Holdings
                                                                Company*, Secretary of
                                                                PacifiCorp Financial Services,
                                                                Inc.*

James H. Huesgen                    Controller                  Vice President and Controller of
                                                                PacifiCorp; Controller of
                                                                PacifiCorp Group Holdings
                                                                Company

Peter J. Craven                     Controller of Accounting    Controller of Accounting
                                    Services                    Services of PacifiCorp Group
                                                                Holdings Company, Controller of
                                                                PacifiCorp Financial Services, Inc.

        All of the directors and executive officers of PacifiCorp Group Holdings Company are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   PacifiCorp
                                   ----------

Name                                Title                       Principal Occupation
----                                -----                       --------------------
W. Charles Armstrong                Director                    Consultant, RR, Box 1074, East
                                                                Sound, Washington 98245-9409

Kathryn A. Braun                    Director                    President and Chief
                                                                Operating Officer,
                                                                Personal Storage Division
                                                                Western Digital Corporation,
                                                                8105 Irvine Center Drive,
                                                                Irvine, CA  92718

Frederick W. Buckman                Director, President         President and Chief Executive
                                    and Chief Executive         Officer of PacifiCorp*
                                    Officer


C. Todd Conover                     Director                    President and Chief Executive
                                                                Officer of The Vantage Company,
                                                                101 First Street, Suite 670, Los
                                                                Altos, California 94022

Nolan E. Karras                     Director                    Investment Advisor, The Karras
                                                                Company, Inc., an investment
                                                                advisory firm with offices at 4695
                                                                South 1900 West #3, Roy, Utah 84067

Keith R. McKennon                   Director and Chairman       Chairman of the Board of
                                    of the Board of Directors   Directors of PacifiCorp*

Robert G. Miller                    Director                    President and Chief Executive
                                                                Officer of Fred Meyer, Inc., a
                                                                retail merchandising chain, with
                                                                offices at 3800 SE 22nd, Portland,
                                                                Oregon  97202

Alan K. Simpson                     Director                    Director of PacifiCorp, 1201
                                                                Sunshine Avenue, Cody,
                                                                Wyoming
                                                                82414

Verl R. Topham                      Director, Senior Vice       Director, Senior Vice President
                                    President and General       and General Counsel of PacifiCorp*;
                                    Counsel                     Senior Vice President and
                                                                General Counsel of PacifiCorp
                                                                Group Holdings Company*

Don M. Wheeler                      Director                    Chairman and Chief Executive
                                                                Officer, ICM Equipment
                                                                Company, a materials handling and
                                                                rental services firm with offices at
                                                                4899 West 2100 South, Salt Lake
                                                                City, Utah  84120

Nancy Wilgenbusch                   Director                    President, Marylhurst College,
                                                                Marylhurst, Oregon, 97036

Peter I. Wold                       Director                    President, Wold Oil & Gas
                                                                Company, an oil and gas
                                                                exploration and production
                                                                company, with offices at 139 West
                                                                Second Street, Suite 200, Casper,
                                                                Wyoming 82602

Donald A. Bloodworth                Vice President              Vice President of PacifiCorp*

John A. Bohling                     Senior Vice President       Senior Vice President of
                                                                PacifiCorp*

Shelley R. Faigle                   Senior Vice President       Senior Vice President of
                                                                PacifiCorp*

James H. Huesgen                    Vice President and          Vice President and Controller of
                                    Controller                  PacifiCorp; Controller of
                                                                PacifiCorp Group Holdings
                                                                Company*

Paul G. Lorenzini                   Senior Vice President       Senior Vice President of
                                                                PacifiCorp*

Richard T. O'Brien                  Senior Vice President       Senior Vice President and Chief
                                    and Chief Financial         Financial Officer of PacifiCorp*;
                                    Officer                     Director, President, Chief
                                                                Executive Officer and Chief
                                                                Financial Officer of PacifiCorp
                                                                Group Holdings Company*

Daniel L. Spalding                  Senior Vice President       Chairman and Chief Executive
                                                                Officer of Powercor Australia
                                                                Limited; Senior Vice President of
                                                                PacifiCorp*

Dennis P. Steinberg                 Senior Vice President       Senior Vice President of
                                                                PacifiCorp*

William C. Brauer                   Senior Vice President       Senior Vice President of
                                                                PacifiCorp*

Thomas J. Imeson                    Vice President              Vice President of PacifiCorp*

Sally A. Nofziger                   Vice President and          Vice President and Corporate
                                    Corporate Secretary         Secretary of PacifiCorp*; Secretary
                                                                of PacifiCorp Group Holdings
                                                                Company*; Secretary of
                                                                PacifiCorp Financial Services, Inc.

Michael J. Pittman                  Vice President              Vice President of PacifiCorp

William E. Peressini                Vice President and          Vice President and Treasurer of
                                    Treasuser                   PacifiCorp*; Treasurer of
                                                                PacifiCorp Group Holdings
                                                                Company*; Treasurer of
                                                                PacifiCorp Financial Services, Inc.

        All of the directors and executive officers of PacifiCorp are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       PacifiCorp Financial Services, Inc.
                       -----------------------------------

Name                                Title                       Principal Occupation
----                                -----                       --------------------
Craig N. Longfield                  Director and President      Director, Senior Vice President
                                                                and Chief Operating Officer of
                                                                PacifiCorp Financial Services,
                                                                Inc.*

Richard T. O'Brien                  Director and Senior         Senior Vice President and Chief
                                    Vice President              Financial Officer of PacifiCorp*;
                                                                Director, President, Chief
                                                                Executive Officer and Chief
                                                                Financial Officer of PacifiCorp
                                                                Group Holdings Company*;
                                                                Director and Senior Vice President
                                                                of PacifiCorp Financial Services,
                                                                Inc.*

Reynold Roeder                      Vice President              Vice President, Finance, of
                                                                PacifiCorp Group Holdings
                                                                Company*; Vice President of
                                                                PacifiCorp Financial Services, Inc.

William E. Peressini                Treasurer                   Vice President and Treasurer of
                                                                PacifiCorp*; Treasurer of
                                                                PacifiCorp Group Holdings
                                                                Company*; Treasurer of
                                                                PacifiCorp Financial Services,
                                                                Inc.;

Sally A. Nofziger                   Secretary                   Vice President and Corporate
                                                                Secretary of PacifiCorp*; Secretary
                                                                of PacifiCorp Group Holdings
                                                                Company*; Secretary of
                                                                PacifiCorp Financial Services, Inc.

Name                                Title                       Principal Occupation
----                                -----                       --------------------
Peter J. Craven                     Controller                  Controller of Accounting Services
                                                                of PacifiCorp Group Holdings
                                                                Company*; Controller of
                                                                PacifiCorp Financial Services,
                                                                Inc.*

        All of the directors and executive officers of PacifiCorp Financial Services, Inc. are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


--------------

     * The principal business and address of the corporation or other organization for which the listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organization appears in this Exhibit 1.

                                                                       Exhibit 2


                           INTERESTS IN SECURITIES OF
                            COVOL TECHNOLOGIES, INC.

        The beneficial ownership interests of PGHC, PFS and PacifiCorp and the directors and officers of each of them are described below:

                        PacifiCorp Group Holdings Company
                        ---------------------------------

   Nature of                    Number of             Percent of Total Number
   Ownership                       Shares               of Outstanding Shares
   ---------                    ---------             -----------------------

   Sole Power to Vote or                0                          0%
   Direct the Vote

   Shared Power to Vote         1,000,000                      10.85%*
   or Direct the Vote

   Sole Power to Dispose                0                          0%
   or to Direct the
   Disposition

   Shared Power to Dispose      1,000,000                      10.85%*
   or to Direct the
   Disposal
                                =========                     =======

        Total                   1,000,000                     10.85%*
        Beneficially
        Owned

--------------

     * Calculated using a denominator equal to 9,210,575 (based on the number of shares of Common Stock outstanding at February 12, 1998).

                                   PacifiCorp
                                   ----------


   Nature of                    Number of             Percent of Total Number
   Ownership                       Shares               of Outstanding Shares
   ---------                    ---------             -----------------------

   Sole Power to Vote or                0                          0%
   Direct the Vote

   Shared Power to Vote         1,000,000                      10.85%*
   or Direct the Vote

   Sole Power to Dispose                0                          0%
   or to Direct the
   Disposition

   Shared Power to Dispose      1,000,000                      10.85%*
   or to Direct the
   Disposal
                                =========                      =======

        Total                   1,000,000                      10.85%*
        Beneficially
        Owned

--------------

     * Calculated using a denominator equal to 9,210,575 (based on the number of shares of Common Stock outstanding at February 12, 1998).

                       PacifiCorp Financial Services, Inc.
                       -----------------------------------


   Nature of                    Number of             Percent of Total Number
   Ownership                       Shares               of Outstanding Shares
   ---------                    ---------             -----------------------

   Sole Power to Vote or                0                          0%
   Direct the Vote

   Shared Power to Vote         1,000,000                      10.85%*
   or Direct the Vote

   Sole Power to Dispose                0                          0%
   or to Direct the
   Disposition

   Shared Power to Dispose      1,000,000                      10.85%*
   or to Direct the
   Disposal
                                =========                      =======

        Total                   1,000,000                      10.85%*
        Beneficially
        Owned

--------------

     * Calculated using a denominator equal to 9,210,575 (based on the number of shares of Common Stock outstanding at February 12, 1998).